[Letterhead of Vinson & Elkins L.L.P.]

November 14, 2005

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: James Murphy

Re:	Gastar Exploration Ltd.

Registration Statement on Form S-1

Filed August 12, 2005

File No. 333-127498

Ladies and Gentlemen:

Reference is made to the comment letter dated November 2, 2005 of the Staff of the Securities and Exchange Commission (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 referenced above and to our supplemental response letter dated November 11, 2005. In advance of submitting other responses to comments in the Comment Letter, the Company is submitting supplemental engineering information and related responses to comments 30, 37 and 40 of the Comment Letter. The information contained in this response letter supplements the information contained in the response letter dated November 11, 2005. For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Engineering Comments

Reserve Report of March 18, 2005

Comment

Comment

30	We note that for proved producing reserves in the year 2005 the operating costs plus ad valorem taxes total $0.73/Mcfe. However, in your S-1/A-1 filing your reported operating costs for 2004 are $1.12/Mcfe. Please reconcile this difference.

Response

There are several factors that explain the differences in the calculated $/Mcfe operating costs. These factors included but are not limited to:

•	For the cash flow projections in the reserve report for both the Hilltop Field and the Wyoming properties, transportation, compression and treating costs are included as a reduction of gas price rather than as an operating cost.

•	In the reserve report, projected gas volumes for the Wyoming properties include lease fuel volumes (without associated revenue) whereas volumes shown in 2004 actuals are net gas sales volumes.

•	The lower cost Hilltop Field production comprises a larger portion of the estimated net 2005 proved producing volumes, effectively reducing the company average $/Mcfe operating costs.

•	The reserve report contains certain non-recurring costs which are not estimated to continue, including certain startup costs associated with the Hilltop Field.

•	Wells operating at a loss, with high $/mcfe LOE are not included in the reserve report.

In the reserve report, wells in the Powder River Basin producing uneconomic rates while dewatering are included in the PDNP category whereas their high $/Mcfe LOE are included in 2004 actuals.

Comment

37.	In the Fence Creek Field in Campbell County, Wyoming there are 8 locations with proved non-producing reserves and 69 locations with proved undeveloped reserves. However, we could find no wells with proved producing reserves in this field. Your filing indicates that there is no pipeline that services this area. Therefore, until the reserves have transportation facilities available they should not be considered to be proved reserves. Please revise your filing to remove them from proved reserves.

Response

Pinnacle Gas Resources, the operator of Fence Creek has confirmed that Cantera Natural Gas, Inc. is in the process of building a sales line into the area. According to the operator, the sales line should be in place by early 2006.

Comment

40.	If you now have information that you did not have on December 31, 2004 that will result in a material change of reserves you should disclose it under Subsequent Events. Please confirm that you have no such information, otherwise, please revise your document.

Response

No additional information has been discovered that would result in a material change in net proved reserves except for the Geostar acquisition which is disclosed in the S-1 Amendment No. 1.

The Company has requested FOIA confidential treatment under Rule 83 for all supplemental materials.

If you have any questions with respect to the foregoing, please call the undersigned at (713) 758-4712 or, in his absence, James M. Prince at (713) 758-3710.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Jeremy S. Wagers
Jeremy S. Wagers for T. Mark Kelly

Encl.

cc:	H. Roger Schwall, Assistant Director

Securities and Exchange Commission